TOTAL VOTING RIGHTS

UNILEVER PLC

Released 14:33:20 01 August 2025

RNS Number : 6874T
Unilever PLC
01 August 2025

Unilever PLC

Voting Rights and Capital Update

The following notification is made in accordance with the UK Financial Co
Disclosure Guidance and Transparency Rule 5.6.1.

Unilever PLC's issued share capital as at 31 July 2025 consisted of 2,524,997,33
of 3 1/9p each. Of those ordinary shares, 71,366,436 were held as treasury sha
ordinary shares (including ordinary shares represented by Unilever PLC ADSs)
on behalf of companies in the Unilever group (the "**Unilever Group Shares**").
attaching to the Unilever Group Shares are not exercisable. Accordingly, as
there were 2,451,844,179 shares with voting rights.

The figure of 2,451,844,179 may be used by shareholders as the denc
calculations by which they will determine if they are required to notify thei
change to their interest in, Unilever PLC under the UK Financial Conduct Aut
Guidance and Transparency Rules.

END